Filed Pursuant to Rule 433

Registration No. 333-155427

Pricing Term Sheet for 4.800% Senior Notes due 2019

Issuer:	Unilever Capital Corporation Guaranteed Jointly, Severally, Fully and Unconditionally by Unilever N.V., Unilever PLC and Unilever United States, Inc.
Ticker:	UNANA
Ratings:	A1 / A+ (Stable/Stable)
Security Type:	SEC Registered Senior Notes
Size:	$ 750,000,000
Maturity:	February 15, 2019
Coupon:	4.800%
Price:	99.897%
Yield:	4.813%
Spread:	T+180bps
TSY:	UST 3.75% Nov-18
TSY Yield	3.013%
Minimum Denominations:	$100,000 and any integral multiple of $1,000 above that amount
CUSIP/ISIN:	904764 AK3 / US904764AK39
Trade Date	February 09, 2009
Pay Dates:	February 15 and August 15
Make-Whole:	UST + 30bps
Settlement:	February 12, 2009
Bookrunners:	Deutsche Bank Securities Inc. Goldman, Sachs & Co. J.P. Morgan Securities Inc. Morgan Stanley & Co. Incorporated

Co-managers:	Citigroup Global Markets Inc. Greenwich Capital Markets, Inc. HSBC Securities (USA) Inc. Mizuho Securities USA Inc. Santander Investment Securities Inc. UBS Securities LLC

Note:  A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by i) calling Deutsche Bank Securities Inc. toll-free 1-800-503-4611  (ii) calling Goldman, Sachs & Co. toll-free 1-866-471-2526, (iii) calling J.P. Morgan Securities Inc. collect 212-834-4533, (iv) calling Morgan Stanley & Co. Incorporated toll-free 1-866-718-1649.